

Manhattan Minerals Corp.
Third Quarter 2004

Suite 350 – 885 Dunsmuir Street, Vancouver, British Columbia, Canada, V6C 1N5

E-MAIL: info@manhattan-min.com OR VISIT
OUR WEBSITE AT: www.manhattan-min.com

CONTACT US AT INVESTOR RELATIONS
Toll Free USA and Canada: 1-800-810-7111

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company's management.

The Company's independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditor.

Manhattan Minerals Corp.
Consolidated Balance Sheets
(expressed in thousands of United States dollars)
(Unaudited)

	September 30, 2004 $	December 31, 2003 $
Assets		
Current assets		
Cash	34	1,083
Accounts receivable	23	23
Prepaid expenses and deposits	10	56
	67	1,162
Exploration expenditures (Note 2)	2,470	4,948
Other capital assets	15	15
	2,552	6,125
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	1,211	1,005
Convertible promissory notes (Note 3)	1,086	791
	2,297	1,796
Shareholders' Equity		
Capital Stock (Note 4)	108,772	108,215
Stock based compensation and warrants	751	648
Equity component of convertible promissory notes	235	235
Warrants	957	957
Deficit	(110,460)	(105,726)
	255	4,329
	2,552	6,125

Going concern and nature of operations (Note 1)

Approved by the Board of Directors

(Signed)	(Signed)
"Peter J. Guest"	"Bryan Morris"
Director	Director

Manhattan Minerals Corp.
Consolidated Statements of Operations and Deficit
(expressed in thousands of United States dollars, except shares and per share amounts)
(Unaudited)

	Three months ended September 30,		Nine months ended September 30,	
	2004 **$**	**2003** **$**	**2004** **$**	**2003** **$**
Expenses				
Corporate general and administrative	385	217	1,503	641
Other expenses (income)				
Write-down of mineral property (Note 1)	2,739	-	2,739	-
Stock based compensation	-	-	83	-
Foreign exchange loss (gain) on convertible debt	61	(5)	35	21
Foreign exchange loss	81	-	97	-
Financing	18	98	278	281
Interest income	-	(3)	(1)	(7)
	2,899	90	3,231	295
Loss for the period	3,284	307	4,734	936
Deficit – beginning of period				
As previously reported	107,176	44,948	105,108	44,319
Accounting change	-	-	618	-
As restated	107,176	44,948	105,726	44,319
Deficit – end of period	110,460	45,255	110,460	45,255
Basic and diluted loss per common share	0.05	0.01	0.08	0.02
Weighted average number of common shares outstanding	62,020,554	55,641,254	59,206,819	51,853,277
Number of common shares outstanding	62,435,757	56,506,009	62,435,757	56,506,009

Manhattan Minerals Corp.
Consolidated Statements of Cash Flows
(expressed in thousands of United States dollars)
(Unaudited)

	Three months ended September 30,		Nine months ended September 30,	
	2004 $	2003 $	2004 $	2003 $
Cash flows from operating activities				
Loss for the period	(3,284)	(307)	(4,734)	(936)
Write-down of mineral property	2,739	-	2,739	-
Amortization	3	1	4	5
Foreign exchange loss (gain)	66	(8)	71	(50)
Financing	-	63	260	186
Compensation and consulting	41	38	115	49
Stock based compensation	-	-	83	-
Net changes in non-cash working capital	185	(27)	132	18
Miscellaneous	133	-	133	(28)
	(117)	(240)	(1,197)	(756)
Cash flows from financing activities				
Proceeds from exercise of options	-	31	-	44
Proceeds from exercise of warrants	-	713	-	1,007
Common share net proceeds	178	-	400	3,099
Share issue costs	-	-	-	(307)
	178	744	400	3,843
		98)		
Cash flows from investing activities				
Exploration expenditures	(92)	(437)	(212)	(1,570)
Other capital assets	-	-	(4)	(2)
	(92)	(437)	(216)	(1,572)
Foreign exchange loss (gain) on cash held in foreign currency	(5)	8	(36)	50
Net cash and cash equivalent provided (used) during the period	(36)	75	(1,049)	1,565
Cash and cash equivalents – beginning of period	70	1,561	1,083	71
Cash and cash equivalents – end of period	34	1,636	34	1,636

Supplemental cash flow information (Note 5)

Manhattan Minerals Corp.
Notes to Consolidated Financial Statements
(all tabular amounts are expressed in thousands of United States dollars,
except number of shares and per share amounts)
(Unaudited)

1. Going Concern and Nature of Operations

These interim financial statements should be read in conjunction with the most recent annual financial statements of Manhattan Minerals Corp. (the "Company") for the year ended December 31, 2003 (the "Annual Financial Statements"). These financial statements follow the same accounting policies and methods of application as those in the Company's Annual Financial Statements.

These consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. At September 30, 2004, the Company had a working capital deficit of $1,144,000 and will require additional funds in order to satisfy current and estimated general and administrative activities, and any potential property acquisitions or obligations for the remainder of 2004 and beyond. Therefore, there is substantial doubt about the Company's ability to continue as a going concern.

The ability of the Company to continue as a going concern and to realize the carrying values of its assets and discharge its liabilities when due is dependent upon the raising of additional capital. Management is investigating the possibility of raising additional capital through private placements and believes raising sufficient additional capital will mitigate the adverse conditions and events that raise doubt about the validity of the going concern assumption used in preparing these financial statements. However, there can be no assurance that it will be able to raise additional capital in the future. These financial statements do not give effect to any adjustments, which may be necessary should the Company be unable to continue as a going concern. Such adjustments may be material.

Measurement Uncertainty

In July 2004, the Company exercised its purchase option to acquire 51% of the mining rights to the Papayo concessions by making a one-time payment of $50,000 to Compania de Exploraciones, Desarrollo e Inversiones Mineras, S.A. ("Cedimin"). The Company believes that all of the requirements for exercise of the option have been satisfied. However, there exists a difference of opinion with Cedimin regarding the validity of the exercise and the matter is the subject of ongoing review and negotiation. The payment of $50,000 has been returned to the Company by Cedimin.

As there is no assurance that the Company and Cedimin will resolve this difference in favour of the Company, the Company has determined that a write-down of the Papayo Joint Venture of $2,739,000 is appropriate. The amount of the write-down has been charged to the statement of operations.

Manhattan Minerals Corp.
Notes to Consolidated Financial Statements
(all tabular amounts are expressed in thousands of United States dollars,
except number of shares and per share amounts)
(Unaudited)

2. Exploration Expenditures

	September 30, 2004	December 31, 2003
	$	$
Tambogrande Project		
Tambogrande Concessions	1	1
Lancones Concessions	2,419	2,235
Papayo Joint Venture	1	2,712
Turkey Project	49	-
	2,470	4,948

In September 2004, the Company entered into an agreement (the "Agreement") with a Turkish subsidiary of Teck Cominco Limited ("Teck Cominco") under which the Company has been granted an option to acquire a 100% interest in each of the Tac and Corak mineral properties (the "Properties"), located in the Province of Artvin, Turkey.

Under the terms of the Agreement, the Company has the option to acquire a 100% interest in the Properties by:

(a) issuing to Teck Cominco 422,000 common shares of Manhattan ("Shares");

(b) paying to Teck Cominco US$100,000, payable in cash or in Shares, at Teck Cominco's election, on the date on which Teck Cominco obtains renewal of the registration of the Corak Property with the Turkish Government (expected to be no later than January 2005);

(c) paying to Teck Cominco US$150,000, payable in cash or in Shares, at Teck Cominco's election, one year from the date of the Agreement; and

(d) paying to Teck Cominco US$300,000, payable in cash or Shares, at Teck Cominco's election, on the earlier of the 30th day after Manhattan incurs the expenditures described below and two years from the date of the Agreement.

In addition to the above payments, the Company must incur US$1,000,000 of expenditures on the Properties within one year from the date of the Agreement and a cumulative US$2,000,000 of expenditures on the Properties within two years from the date of the Agreement.

In September 2004, the Company issued 422,000 common shares to Teck Cominco at a price of Cdn$0.15 per share. If the Company successfully exercises the option and takes the Properties to commercial production, under the Agreement Manhattan is obligated to pay to Teck Cominco an additional US$2,000,000 in cash or in Shares, at Teck Cominco's election.

Manhattan Minerals Corp.
Notes to Consolidated Financial Statements
(all tabular amounts are expressed in thousands of United States dollars,
except number of shares and per share amounts)
(Unaudited)

In addition, upon the commencement of commercial production on the Properties, Manhattan will be obligated to pay to Teck Cominco a royalty for gold produced from the Properties of 1.5% of net smelter returns if the average price for gold for the calendar quarter for which the royalty is being paid is less than US$425 per ounce or 2% of net smelter returns if the average price for gold is equal to or greater than US$425 per ounce, and a royalty for all other minerals produced from the Properties of 1.75% of net smelter returns.

The Agreement provides that a maximum of approximately 15.4 million Shares may be issued under the Agreement, and once this number of Shares has been issued then all remaining payments will be in cash.

3. Convertible Promissory Notes

In October 2002, the Company issued 2,364 units, each unit comprising one Cdn.$1,000 convertible promissory note and 1,960 share purchase warrants, for total gross proceeds of $1,504,000 (Cdn.$2,364,000). The promissory notes mature 3 years from the issue date, are non-interest bearing and non-transferable. The principal amount of the notes is collateralized by a first security interest against certain of the Company's exploration assets in Peru. Each share purchase warrant entitles the holder to purchase one common share of the Company at a price of Cdn.$0.51 up to October 16, 2005. The Company may redeem the notes by repaying the principal amount plus a redemption premium of 15% if redeemed by October 16, 2004 and 20% if redeemed by October 16, 2005.   The holder may convert the notes into common shares of the Company at a price which is the greater of Cdn.$0.40 or the current market price of the common shares less the maximum allowable discount permitted by the Toronto Stock Exchange at the conversion date.

During the nine months ended September 30, 2004, an accretion charge of $260,000 ($186,000 during nine months ended September 30, 2003) related to the convertible promissory notes was charged to operations and was recorded as a financing expense. In addition, foreign exchange losses of $61,000 and $35,000 in the three and nine months ended September 30, 2004, arising on the retranslation of the convertible debt at each quarter-end were reflected in the statement of operations and deficit.

4. Capital Stock

During the nine months ended September 30, 2004, the Company received gross proceeds of $400,000 (Cdn.$535,000) by way of the following private placements:

(a) 666,666 common shares at a price of Cdn.$0.15 per share.
(b) 400,000 units at a price of Cdn.$0.16 per unit, each unit comprising one common share and one-half of a share purchase warrant entitling the holder to purchase an additional common share for each whole warrant at an exercise price of Cdn.$0.17 per share. The warrants have a one-year term expiring between June 23, 2005 and June 28, 2005.
(c) 916,666 units at a price of Cdn.$0.15 per unit, each unit comprising one common share and one-half of a share purchase warrant entitling the holder to purchase an additional common share for

Manhattan Minerals Corp.
Notes to Consolidated Financial Statements
(all tabular amounts are expressed in thousands of United States dollars,
except number of shares and per share amounts)
(Unaudited)

each whole warrant at an exercise price of Cdn.$0.17 per share.   The warrants expire on June 28, 2005.

(d) 1,556,633 units at a price of Cdn$0.15 per unit, each unit comprising one common share and one-half of a share purchase warrant entitling the holder to purchase one additional common share for each whole warrant at an exercise price of Cdn$0.17 per share. The warrants expire on July 16, 2005.

During the nine months ended September 30, 2004, $115,000 in salaries and consulting fees was settled by the issuance of 1,077,284 common shares, $8,000 in directors' fees was settled by the issuance of 74,138 common shares, and $13,000 in accounts payable was settled by issuance of 47,666 common shares. All of these shares were issued from the Share Compensation Plan.

In the nine months ended September 30, 2004, the Company granted 1,270,000 stock options with exercise prices ranging from Cdn.$0.145 to Cdn.$0.195.   These options vest as to 50% immediately upon grant and 50% on the one-year anniversary of the date of grant and have five-year terms.

Stock Based Compensation

Effective January 1, 2004, the Company adopted the new accounting standard for stock based compensation, CICA 3870, which uses the fair value method of accounting for stock options granted to employees and directors. Accordingly, compensation expense was recorded for options granted prior to 2004 on a retroactive basis. Prior accounting periods and retained earnings have been restated to show the effect of compensation expense associated with stock options grants to employees and directors.

The fair values of the stock options were estimated at the grant date using the Black-Scholes option pricing model with the following assumptions: a risk free rate of 4%, an expected life of 5 years, an expected volatility of 103%, and expected dividends of nil.

5. Supplemental Cash Flow Information

	Three Months Ended		Nine months Ended	
	September 30, 2004 (unaudited) $	September 30, 2003 (unaudited) $	September 30, 2004 (unaudited) $	September 30, 2003 (unaudited) $
Significant non-cash operating, financing, and investing activities				
Common shares issued for project expenditures	49	-	49	80
Common shares issued for severance liability	-	95	-	157
Common shares issued for liabilities	41	-	128	41
Common shares issued for directors fees	-	-	8	2